Via Facsimile and U.S. Mail
Mail Stop 6010


July 22, 2005


Mr. Roy Wolvin
Chief Financial Officer
Nymox Pharmaceutical Corporation
9900 Cavendish Blvd., Suite 306
St. Laurent, Quebec  H4M 2V2
CANADA

Re:	Nymox Pharmaceutical Corporation
	Form 20-F for the Fiscal Year Ended December 31, 2004
	Filed June 30, 2005
	File No. 001-12033


Dear Mr. Wolvin:

	We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.
Please
be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Item 5.  Operating and Financial Review and Prospects, page 26

1. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII -
Industry Specific Issues - Accounting and disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure for each of your major research and development projects:

a. The current status of the project;

b. The costs incurred during each period presented and to date on each project;

c. The nature, timing and estimated costs of the efforts necessary to complete each project;

d. The anticipated completion dates of each project;

e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if each project is not completed timely; and finally

f. The period in which material net cash inflows from significant projects are expected to commence for each project.

Regarding b., if you do not maintain any research and development costs by project, please state that fact and explain why management does not maintain and evaluate research and development costs by project. In this regard, please provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding c. and d., please state the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, please state those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Oscar M. Young, Jr., Senior Staff
Accountant,
at (202) 551-3622 if you have questions regarding the comments.
Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Roy Wolvin
Nymox Pharmaceutical Corporation
July 22, 2005
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